Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of ACON S2 Acquisition Corp. on Amendment No. 3 to Form S-4 (File No. 333-257232) of our report dated March 31, 2021, except for effects of the restatement discussed in Note 2 as to which date is May 24, 2021, which includes an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of ACON S2 Acquisition Corp. as of December 31, 2020 and for the period from July 21, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Melville, NY

September 8, 2021